Filed by Clear Channel Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as
amended
and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934, as amended
Subject Company: Clear Channel Communications, Inc.
Commission File No.: 333-143349
[CCU LETTERHEAD]
August 22, 2007
Dear Sharesave Scheme participant:
The Clear Channel Sharesave Scheme
1	Introduction

You are receiving this letter because you hold an option to acquire shares of the common stock of Clear Channel Communications (“CCU”) granted under The Clear Channel Sharesave Scheme (the “Scheme”).

A special meeting of the shareholders of CCU is scheduled to occur on September 25, 2007 at which shareholders in CCU will vote on the proposed merger of CCU with BT Triple Crown Merger Co., Inc (“Merger Sub”), a wholly owned subsidiary of CC Media Holdings Inc (“Holdings”). If shareholders representing two-thirds or more of our issued shares vote in favour of the merger, we intend to complete the merger of CCU and Merger Sub by the end of 2007.

The purpose of this letter is to explain the impact of the merger on the option that you hold and the choices now available to you.

2	Proposal

You can elect to surrender your option conditional upon the merger becoming effective in which case your option will be cancelled. In return you will receive a cash payment, calculated as set out below. Alternatively you may instead elect to receive shares of Class A Common Stock of Holdings (“Holdings Stock”). In either case you may receive an additional cash payment if the merger becomes effective after January 1, 2008, as further described in the proxy statement/prospectus enclosed with this letter.

Cash Payment: For each share that you would have received, had you closed your savings account and exercised your option on 1 February 2008, you will receive a cash payment (before deduction of any income tax and national insurance) of U.S.$39.20 per share (converted into pounds sterling at the prevailing exchange rate on the date the merger becomes effective) less the exercise price payable by you in respect of that option (which is £17.22 per share). For indicative purposes only, the pound sterling equivalent of U.S.$39.20 at August 22, 2007 is approximately £19.69, but this may of course be subject to change between now and the date on which the merger becomes effective. If you elect the cash payment, you will be mailed a cheque for the amount of the cash payment within two business days of the date on which the merger becomes effective. [1]

YOU WILL ONLY BE ABLE TO RECEIVE THIS CASH PAYMENT IF YOU COMPLETE THE ENCLOSED FORM OF ELECTION (OPTIONS) BY MAKING A CASH ELECTION AND RETURN THE COMPLETED ELECTION FORM SO THAT IT IS RECEIVED BY CCU BY NO LATER THAN 10:00 PM, BRITISH SUMMER TIME (“BST”), ON SEPTEMBER 24, 2007, THE DATE IMMEDIATELY PRECEDING THE DATE OF THE SPECIAL MEETING.

Holdings Stock alternative: Alternatively, you may elect to receive Holdings Stock in lieu of some or all of your cash payment, subject to the prorations and individual cap as described in the proxy statement/prospectus enclosed with this letter. The number of shares of Holdings Stock you will be entitled to receive will be calculated in the same manner as the cash payment. Please note that, after the merger, shares of Holdings Stock will not be listed on the New York Stock Exchange or any other recognized securities exchange in the United States or Europe. It is anticipated that, following the merger, the shares of Holdings Stock will be quoted on the Over-the-Counter Bulletin Board. Because at least 70% of the shares of Holdings Stock will be held by a small number of private equity funds and the shares of Holdings Stock not so held will only be traded on the Over-the-Counter Bulletin Board, it is likely that Holdings Stock will be thinly traded and subject to wide fluctuations in its price. If you properly complete and timely deliver the election form and letter of transmittal referred to below, you will receive your merger consideration no later than twenty days following the date on which the merger becomes effective.

TO RECEIVE HOLDINGS STOCK FOR SOME OR ALL OF YOUR OPTION, YOU MUST SUBMIT THE ENCLOSED FORM OF ELECTION (OPTIONS) SPECIFYING (A) THE NUMBER OF SHARES UNDERLYING SUCH OPTION THAT YOU DESIRE TO CONVERT INTO CASH, IF ANY, AND (B) THE NUMBER OF SHARES UNDERLYING SUCH OPTION THAT YOU DESIRE TO CONVERT INTO HOLDINGS STOCK. PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED FORM OF ELECTION (OPTIONS) AND THE ENCLOSED LETTER OF TRANSMITTAL (OPTIONS) AND RETURN BOTH COMPLETED DOCUMENTS SO THAT THEY ARE RECEIVED BY CCU BY NO LATER THAN 10:00 PM, BST, ON SEPTEMBER 24, 2007, THE DATE IMMEDIATELY PRECEDING THE DATE OF THE SPECIAL MEETING.

All election forms should be returned to CCU at 33 Golden Square, London, W1F 9JT, attention of Karen Rogers, Director of Human Resources.

It is currently anticipated that the merger will become effective, if at all, before the end of December 2007 but it is possible that the merger may occur on or after January 1, 2008. Please note that if the merger does not occur until after 1 February 2008 (the normal first date for exercise for option holders who have not missed any monthly payments into their savings accounts), then the fact that you may have already submitted a form of election will not prejudice your ability to exercise your option on or after that date in accordance with its terms.

[1]	If you make an election to receive either the cash payment or the Holdings Stock alternative described below and the merger closes after January 1, 2008, you will also be entitled to receive additional cash merger consideration as further described in the proxy statement/prospectus enclosed with this letter.

If you do exercise your option before the merger occurs, you will be free to sell the shares of CCU common stock that you acquire in the market in the usual way. If, however, you still hold your shares at the time the merger takes place, you will automatically receive the cash consideration of US$ 39.20 per share, whether or not you previously elected to take Holdings Stock on cancellation of your option.

If you elect to surrender your option, you may, if you wish, once the merger has become effective and your option has been cancelled, make arrangements to continue your savings contract and at the end of your savings period, receive your savings and tax free bonus. Alternatively, you may close your account and your savings will be returned to you. If you would like to close your savings account, please contact Karen Rogers, Director of Human Resources at 020 7478 2233, who will provide you with the relevant form of instruction.

Please note that you will only be able to surrender your option if such option remains valid and has not lapsed as at the date the merger becomes effective. If you cease employment before the merger becomes effective, your option may lapse (depending on the circumstances in which you leave).

3	Alternative courses of action

You do not have to make the election described at 2 above if you do not want to. If you do not make the election however, you may not subsequently get the opportunity to exercise your option at a time when the shares of CCU common stock that you will receive are tradable and can be easily sold for cash. If the merger takes place (as anticipated) before the end of December 2007, the normal first date for exercise of options will not have been reached. Your option will become exercisable upon the occurrence of the merger and will remain so exercisable for a period of one month following the date on which the merger occurs before it will lapse and become worthless. You should note, however, that shares issued by CCU after the merger has taken place will no longer be listed and freely tradable (unlike share of Holdings Stock, which will be traded on the Over-the-Counter Bulletin Board). In addition, there is no guarantee that CCU, Merger Sub or Holdings will offer to purchase them from you. Accordingly, it is unlikely that you would be able to sell the shares you receive and for this reason we would recommend that you think very carefully and take professional advice before undertaking such a course of action.

We would stress that by making an election you will safeguard your ability to realise cash for your option. Your position will not be prejudiced by so doing because you will still be able to exercise your option if you so wish if the merger does not happen before the normal exercise date for your option (1 February 2008 for most people).

However, if you do not make an election, you may lose the opportunity to realise cash for your option/option shares, since your opportunity to exercise your option may then only arise once the merger has taken place at a time when the shares that you would receive in CCU will be no longer tradable.

However, it is your decision whether to make an election for cash or shares of Holdings Stock (or to make no election at all). We suggest that you contact your stockbroker, bank manager, solicitor, accountant or other independent financial advisor authorised under the Financial Services and Markets Act 2000 for advice.

4	Taxation

Any payment made in consideration for the surrender of your option will be subject to UK income tax and national insurance (whether you elect cash or shares of Holdings Stock). These liabilities will be accounted for under the PAYE system. These monies will be deducted from payments (or shares of Holdings Stock) due to you from Holdings on the cancellation of your option. Your employer will notify HM Revenue & Customs of the cancellation of your option.

If the merger does not take place until after the first date for exercise of your option (1 February 2008 for most optionholders) and you exercise your option before the merger becomes effective, there will be no liability to UK income tax and national insurance on exercise. The exercise price you pay for the shares of CCU common stock you acquire upon exercise of the option will determine the base cost of such shares for capital gains tax purposes. If and when the merger becomes effective (or earlier, if you sell your shares in the market), you will be treated as having disposed of your shares of CCU common stock for the purposes of UK capital gains tax. Such a disposal may, depending on your individual circumstances and subject to any available allowances and reliefs, give rise to a liability to capital gains tax.

If you are in any doubt as to your tax position, or you are liable to be taxed in any jurisdiction other than the United Kingdom, you should contact your professional adviser.

5	General

If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent professional adviser authorised under the Financial Services and Markets Act 2000.

6	Action

It is in your interest to take action in response to this letter. If you do nothing and the merger takes place, you may lose the opportunity to realise cash for your option/option shares.

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